

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Mr. Charles J. Deisbeck
Chief Executive Officer
112 East Main
P.O. Box 190
Breda, Iowa 51436

      Re: Breda Telephone Corp.
           Form 10-K for the Year ended December 31, 2009
           Filed March 31, 2010
           File No. 0-26525

Dear Mr. Deisbeck:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Audit Report, page 54

1.   We note that the audit report of your independent accountants includes a scope limitation due to the auditor's inability to examine evidence regarding the investments and earnings in Hilbert Communications LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership stated at $3,446,578 at December 31, 2009, or its equity in earnings in such partnerships of $977,537. We believe that your auditors should obtain enough audit evidence regarding the investments in these entities to allow them to express an unqualified report on your financial statements. Any qualification with respect to the scope of an audit represents a substantial deficiency in the document filed with the Commission, since the auditor was unable to perform all of the procedures required by professional standards to support the expression of an opinion. Scope qualifications are not acceptable under Article 2 of Regulation S-X. Accordingly,

you should amend your December 31, 2009 Form 10-K to remove the scope qualifications from the audit report.

<u>Item 9A(T). Controls and Procedures.</u>

<u>Evaluation of Disclosure Controls and Procedures</u>

2.   We note that your principal executive officer and principal financial officer evaluated the effectiveness of Breda's disclosure controls and procedures and internal controls over financial reporting as of the end of the period covered by this annual report, and concluded that the disclosure controls and procedures "were effective for the purposes for which they are intended," and your internal controls were effective. However, considering that you were not able to obtain an unqualified audit report from your independent accountants due to their inability to examine evidence regarding the investments and earnings in Hilbert Communications LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership, it is not clear to us how you were able to conclude that your internal controls and disclosure controls and procedures were effective at December 31, 2009. Based upon the issuance of a qualified report for the above-mentioned reasons, we believe that there is significant risk of a material misstatement in your financial reports, which would preclude a conclusion that your internal controls were effective.

Since we believe that your internal controls over financial reporting were not effective as of December 31, 2009, we do not believe that you are able to conclude that your disclosure controls and procedures were effective. Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

In light of these facts, it appears that you should amend your 10-K for the year ended December 31, 2009 to disclose that your disclosure controls and procedures and internal controls over financial reporting were not effective as of the end of the fiscal year. Further, we note that you have "concluded that the disclosure controls and procedures have been effective for the purposes for which they are intended." Please remove the phrase, "for the purposes for which they are intended," and simply state that your certifying officers concluded that your disclosure controls and procedures are ineffective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director